SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

___________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934



CompuDyne Corporation
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(NAME OF ISSUER)


Common Stock, Par Value $0.75 Per Share
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(TITLE OF CLASS OF SECURITIES)


204795306
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(CUSIP NUMBER)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Pacholder Associates, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)   [  ]
                                                       (b)   [  ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Ohio

5.  SOLE VOTING POWER

        412,660 shares of Common Stock

6.  SHARED VOTING POWER

        - 0 -

7.  SOLE DISPOSITIVE POWER

        412,660 shares of Common Stock

8  SHARED DISPOSITIVE POWER

        - 0 -

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        412,660 shares of Common Stock

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Common Stock:  9.14% Fully Diluted

12.  TYPE OF REPORTING PERSON*

        IA, CO



     This Schedule 13-G is filed by Pacholder Associates, Inc. ("PAI").

Item 1:  (a)  Name of Issuer:  CompuDyne Corporation

         (b)  Address of issuer's principal executive offices:

                      CompuDyne Corporation
                      120 Union Street
                      Willimantie, CT 06226

Item 2.  (a)  Name of person filing:  Pacholder Associates, Inc.

         (b)  Address of principal business office:

                      8044 Montgomery Road, Suite 382
                      Cincinnati, OH 45236

         (c)  Citizenship:  United States

         (d)  Title of class of securities:  Common Stock

         (e)  Cusip No.:  204795306

Item 3.  Type of Person:  Investment Advisor

Item 4.  (a)  Amount beneficially owned:  412,660 shares of Common Stock

         (b)  Percent of class:  9.14% (fully diluted basis)

         (c)  (i)  sole power to vote:          412,660 shares of Common Stock
             (ii)  shared power to vote:        0
            (iii)  sole power to dispose:       412,660 shares of Common Stock
             (iv)  shared power to dispose:     0

Item 5.  Ownership of 5 percent or less of a class:  Not Applicable

Item 6.  Ownership of more than 5 percent on behalf of another person:
The PBGC has the right to receive the proceeds from the sale of the above security.

Item 7.  Identification and classification of subsidiary:  Not Applicable

Item 8.  Identification and classification of members of the group:  Not
Applicable

Item 9.  Notice of dissolution of the group:  Not Applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             Pacholder Associates, Inc.


                             December 19, 1996
                             Date


                             /s/ Thomas M. Barnhart, II
                             Signature


                             Sr. Vice President & Assoc. Gen. Counsel
                             Title
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